August 13, 2015

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549

Attention:  Ethan Horowitz

Re:                             EQT Corporation

Form 10-K for Fiscal Year Ended

December 31, 2014

Response Dated July 22, 2015

File No. 1-03551

Ladies and Gentlemen:

Set forth below are the responses of EQT Corporation (the Company) to the comments contained in the letter from the staff (the Staff) of the Securities and Exchange Commission (SEC), dated August 3, 2015, with respect to the above-captioned filing.

For your convenience, we have repeated in bold type the comments and requests for additional information exactly as set forth in the comment letter.  The Company’s response to each comment or request is set forth immediately below the text of the applicable comment or request.

Form 10-K for Fiscal Year Ended December 31, 2014

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 33

Reconciliation of Non-GAAP Measures, page 37

1.                                      As part of your response to prior comment 1, you state that the non-GAAP measure “EQT Production adjusted net operating revenues” is used to evaluate earnings and cash flow trends. Please tell us whether management considers this to be a non-GAAP performance measure or liquidity measure.

Response:  The Company considers EQT Production adjusted net operating revenue to be a non-GAAP performance, not liquidity, measure.  We will revise our future disclosures to clearly indicate this by removing all references to cash flow trends.  In future filings, the Company will include the following disclosures in the Reconciliation of Non-GAAP Measures section:

EQT Production adjusted net operating revenue is presented because it is an important measure used by the Company’s management to evaluate period-over-period comparisons of earnings trends. EQT Production adjusted net operating revenue as presented excludes the revenue impact of changes in the fair value of derivative instruments prior to settlement and is net of transportation and processing costs.  Management utilizes EQT Production adjusted net operating revenue to evaluate earnings trends because the measure reflects only the impact of settled derivative contracts and thus does not burden the revenue from natural gas sales with the often volatile fluctuations in the fair value of derivatives prior

August 13, 2015

to settlement.  EQT Production adjusted net operating revenue also reflects third-party transportation and processing costs as deductions from operating revenue because management considers the net price realized for sales of products, after the costs of processing and transporting the product to sales points, to be an indicator of the quality of earnings period-over-period.  Management also considers this to be an indicator of how well the Company is utilizing its transportation and processing contracts.  The sale price for natural gas is significantly impacted by the market in which the gas is sold and the expense incurred to transport and process the gas is important in evaluating the quality of earnings period-over-period because the cost of reaching a higher priced market may exceed the incremental price benefit of that market as compared to the market where the gas is produced.  This is particularly important to natural gas producers in the Appalachian basin given pipeline constraints and the impact on pricing in the area.  Management further believes that EQT Production adjusted net operating revenue as presented provides useful information for investors for evaluating period-over-period earnings and is consistent with industry practices.

2.                                      Your response to prior comment 1 states that the presentation of third-party transportation and processing costs as deductions from operating revenues provides investors with a more meaningful approach to calculate an average realized price. Revise your disclosure to more clearly explain why management believes this presentation results in a non-GAAP measure that is more meaningful to investors.

Response:  As noted in comment 1, the sale price for natural gas is significantly impacted by the market in which the gas is sold and the expense incurred to transport and process the gas is important in evaluating the quality of earnings period-over-period because the cost of reaching a higher priced market may exceed the incremental price benefit of that market as compared to the market where the gas is produced.  This is particularly important to natural gas producers in the Appalachian basin given pipeline constraints and the impact on pricing in the area.  As indicated in the response to comment 1, the Company will revise future disclosures to include an explanation of why management believes this presentation is meaningful to investors.

Outlook, page 47

3.                                      Your response to comment 2 states that your reduced capital spending plan is expected to result in the annual conversion of approximately 20% of your proved undeveloped reserves (“PUDs”). However, your revised disclosure states that a prolonged low price environment could adversely affect the pace of development for your proved reserves. Please tell us whether your reduced capital spending plan is based on the assumption that commodity prices will stay at current levels and explain how the current price environment, if prolonged, would impact your ability to convert your PUDs in a timely manner. Also, tell us about the progress you have made in converting PUDs through June 30, 2015 compared to the development schedule in place at year-end.

Response:  The Company based its reduced capital spending plan on publicly published pricing data for future periods, most notably NYMEX natural gas forward price curves published during the month of December 2014.  As a result, we did not base our reduced capital spending plan on an assumption that commodity prices would stay at current levels but instead assumed an increase in prices over time, consistent with the published forward price curves.  This is consistent with the fact that our drilling program for any given year does not result in saleable volumes immediately, but rather results in saleable volumes approximately one year in the future.  As a

August 13, 2015

result, forward pricing assumptions are much more relevant to well economics than current prices or short term price fluctuations.

If the forward price curve changes to indicate prices will remain at current levels or decline further over a prolonged period, the Company will re-evaluate its capital spending plan using the best information available at that time.  This evaluation would include not only the most recent forward price curve but also any additional geological, drilling cost and other information then available.  If this evaluation results in further reductions to the capital spending plan, the Company may be unable to continue its proved undeveloped reserve conversions at the rate anticipated when it announced its reduced capital spending plan on February 5, 2015, as the Company may delay the pace of development or reduce the number of wells drilled.  However, the impact of reduced capital spending may be mitigated by a number of factors including, but not limited to, cost reductions or changes in drilling strategy as a result of new geological information.   Therefore, it is difficult to assess the impact of price changes alone on future plans.

As of June 30, 2015, the Company had converted 873 Bcfe, or approximately 15%, of the 5,913 Bcfe of proved undeveloped reserves as of December 31, 2014 to proved developed reserves.  This progress is consistent with the development schedule in place at year end.

In connection with the above response, the Company acknowledges that:

•                  The Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to the filings; and

•                  The Company may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

August 13, 2015

If you have any questions with respect to the foregoing responses or require further information, please contact Terri Bone, Vice President, Finance and Chief Accounting Officer, at 412-553-5785 or at tbone@eqt.com.

Very truly yours,

EQT CORPORATION

By:	/s/ Philip P. Conti
Philip P. Conti, Senior Vice President and Chief Financial Officer

cc:                                Lewis B. Gardner, General Counsel and Vice President, External Affairs